**Schmitt Industries, Inc – Long**
Sententia Capital Management
June 2018

SENTENTIA

ticker: SMIT mkt cap: $10m price: $2.35 intrinsic value: $4

Stock Information (*as of June 2018*)

Schmitt Industries, Inc., designs, manufactures, and sells test and measurement products worldwide. The Balancer segment offers computer-controlled vibration detection, balancing, and process control systems, under SBS. Its Measurement segment provides laser and white light sensors for various commercial applications, under Acuity and Xact. Schmitt was founded in 1984 and is headquartered in Portland, Oregon.

| | | | |
|---|---|---|---|
| Price | $ 2.35 | Net Debt | $0 |
| 52 Week Low | $ 1.55 | Enterprise Value | $7 |
| 52 Week High | $ 4.47 | % Insider Ownership | 13.00% |
| Shares Out | 3.99 | % Short Interest | 2.04% |
| Market Cap | $9 | % Dividend Yield | N/A |
| Incorporated | Oregon | | |


SMIT (2005 - 2018)
$11
$2

| Key Metrics | 2013 | 2014 | 2015 | 2016 | 2017 |
|---|---|---|---|---|---|
| **Returns (%)** | | | | | |
| ROIC | -2.7% | -4.3% | -1.2% | -20.6% | -16.4% |
| ROA | -1.8% | -3.1% | -0.9% | -14.6% | -11.5% |
| ROE | -2.1% | -3.6% | -1.0% | -17.3% | -14.3% |
| Multiples | 2011 | 2012 | 2013 | 2014 | 2015E |
| EV/EBITDA | - | - | 31.7x | - | - |

| Income Statement | 2013 | 2014 | 2015 | 2016 | 2017 |
|---|---|---|---|---|---|
| Revenue | $12,452 | $12,135 | $13,069 | $11,685 | $12,398 |
| *growth* | - | -2.6% | 7.7% | -10.6% | 6.1% |
| EBITDA | $320 | $316 | $600 | -$869 | -$497 |
| *margin* | 2.6% | 2.6% | 4.6% | -7.4% | -4.0% |
| Net Income | -$540 | -$540 | -$94 | -$1,515 | -$1,073 |
| *margin* | -4.3% | -4.4% | -0.7% | -13.0% | -8.7% |

| Valuation | | | | |
|---|---|---|---|---|
| **Cases (2019)** | **EBITDA** | **EV/EBITDA** | **EV** | **Price** |
| SOTP | | | | $5.25 |
| **Base Case** | | | | **$4.00** |
| **Margin of Safety** | | | | **41%** |
| **Upside** | | | | **70%** |

| Balance Sheet | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|
| Cash and Equi | $1.5 | $1.8 | $1.0 | $0.9 | $1.9 |
| Total Debt | $0.0 | $0.0 | $0.0 | $0.0 | $0.0 |
| Current Ratio | 7.2x | 5.7x | 4.9x | 3.7x | 5.7x |
| BV per Share | $3.34 | $3.21 | $3.18 | $2.68 | $2.34 |

**Recommendation**:
Buy Schmitt at $2.35 ($10m market cap). Schmitt's balance sheet offers downside protection and shares have an estimated intrinsic value of $4, representing 70% upside.

**Key Points**:

**What do they do?**
- They build balancers for the tool industry and measurement devices for the propane industry

**Why Undervalued?**
- Long-term money loser and 4 CEOs over the last 6 years

**Downside risk/protection**
- Business can't return to profitability
- Value of real estate, excess cash, and excess working capital exceed share price

**Upside Potential**
- Sale of businesses or divestitures of non-cores assets, creating $20m+ in value
- Monetization of real estate
- Operational improvements at core balancer business

**Why Invest Now?**
- Activist (Sententia) involvement
- Large non-affiliated shareholders who we believe want to maximize shareholder value

# Executive Summary

**Overview**

Schmitt Industries, Inc (NASDAQ: SMIT) is a tool balancer and measurement company that has lost money and had several management changes over the last five years. It is takeout candidate with a supported balance sheet and attractive businesses. The stock is trading at a 40% margin of safety with upside of 70%.

**Summary**

Schmitt is trading below book value with substantial upside to a strategic buyer. A sum-of-the-parts (SOTP) analysis values the company at $20m+, and we estimate a base case of $4/share on the conservative side. For a $10 million market cap company you get: 1) $2 million in cash, 2) $2 million in real estate (not tied to the business), 3) a balancer business worth $10 million, and 4) a measurement business worth ~$7 million.

Schmitt has been unprofitable for years and we believe shareholders are ready for a change. I believe we are in a good position to effect change as there are major non-affiliated shareholders who we believe want to maximize shareholder value. The largest shareholder is GAMCO, run by Mario Gabelli, with a 17% ownership. The second largest is Walter Brown Pistor, a high net worth individual with 13%. We are the third largest with 7.5% and filed a 13D on June 11, 2018. Insiders own only 6%.

Our goal with this engagement is to 1) add to the board two highly-qualified independent directors who are committed to maximizing shareholder value, 2) establish a Special Committee for Strategic Alternatives comprised of independent board members, 3) insert a vote at this year's annual shareholder meeting to de-stagger the board, and 4) adjust executive and board compensation in line with peers. As an owner of the company, we are deeply concerned with the recent actions of management and the board. The company pivoted following the rights offering and took the non-essential real estate off the market while voting to have the son, David Case, take over as CEO, despite his leadership position over there years with unprofitable growth. We are concerned with these actions as they show a reluctance to dispose of real estate and return value to shareholder and can be seen as blind support of the founding family.

Our biggest concern is that Schmitt's board is highly entrenched and not truly independent of management. Four out of five directors have been on the board or in leadership roles for 11+ years, including the two board members up for election this year, who have 20+ years with the company. The board pays themselves higher than peers and awards themselves options while the company has lost money. Should this get drawn out into an election contest, we believe that shareholders will be ready for change.

**Potential Catalyst**

The potential catalysts from near-term to long-term are: 1) shareholder agreement announced with the above terms, 2) proxy fight for board representation, 3) sale of the real estate followed by a self-tender or special dividend, or 4) the sale of the whole company or parts of the company to strategic buyers.

**Table of Contents**

Variant Perception ................................................................................................................3

Why is Schmitt Undervalued? ...............................................................................................3

Valuations .............................................................................................................................5

Schmitt Industries .................................................................................................................6

Major Shareholders ..............................................................................................................10

Keys to unlocking value ........................................................................................................10

The Bear Case .......................................................................................................................10

Key Risks ...............................................................................................................................11

Sententia Capital Management .............................................................................................12



# Variant Perception
*Behavioral*

Unprofitable, small and unstable. Many characteristics that people avoid.

Schmitt is subscale and has been losing money for years. They have undergone several management changes and investor confidence for a sustained change in trajectory has been lost. This is a small company that many people will overlook as well, which presents an opportunity.

# Why is Schmitt Undervalued?
*Operational Execution, Management Changes, Size*

### Operational Execution
Schmitt has grown unprofitably for years and – with the exception of the latest quarter – has lost money for five years straight. The underperformance is due to poor execution and management of the company, which can be seen it the excess working capital and elevated SG&A for this size business. SG&A exceeds $5.5 million for only 50 employees; inventory is at an elevated 40% of sales; and working capital is 57% of sales compared to 20% for the industry.

Schmitt has a long history of unprofitable growth. Sales grew from $7.8 million in 2004 to $12.4 million in 2017, but earnings have declined from $517 thousand in 2004 to negative $1.5 million in 2017 and EBITDA declined from $908 thousand to negative $500. These actions are directly tied to poor management of the company.







Schmitt EBITDA ($ in millions)



Schmitt Net Income ($ in millions)

### Management Changes

Schmitt has had 4 CEOs in 6 years. Wayne Case, the founder, turned over CEO duties to Jim Fitzhenry in 2013. Jim Fitzhenry resigned in 2016 and David Hudson, a legacy board member, took over as CEO. David then stepped down in 2018 and was replaced by David Case, the son of the founder.

David Hudson is a former fund manager and was likely installed to help enhance liquidity and bridge cash losses. Hudson's key actions include putting a portion of Schmitt's real estate up for sale and executing a rights offering backstopped by a large shareholder. However, as soon as the rights closed, David Hudson stepped down and the son of the founder, David Case, took over the reins. The company then pulled its real estate off the market. The pattern of behavior suggest that David was temporarily installed to execute the financial maneuvers necessary to patch liquidity and prepare the company for David Case.

David Case is, unfortunately, unlikely to break with the past. While Mr. Case has much significant technical expertise and experience with the company, he has been Schmitt's VP of Operations since 1996 and has overseen a 90%+ stock decline under



his leadership. As far as we can tell, the only reason David Case was promoted to CEO is because he is the son of the founder.

### Size
Schmitt has a $10m market cap and is very illiquid. This is not an institutionally investible name, giving smaller funds and retail investors the potential to earn outsized returns.

# Valuations
*Balance Sheet, SOTP, EBITDA*

Schmitt is trading near book value and at a discount to its SOTP valuation.

### Balance Sheet
From a liquidation standpoint, we estimate Schmitt is protected at $2.35/share.

The $10m valuation is protected by $2m of cash, $1-2m of excess working capital, $2m of investment real estate and $5m of real estate tied to operations. The assets provide downside protection in a worst-case scenario. We believe the liquidation scenario is overly conservative as it ascribes $0 in value to any of Schmitt's businesses.

### Sum Of The Parts
*SOTP valuation = $20m+*

Backing out the excess working capital, investment real estate and cash, the market values three business with $14m in revenue at only $4 million. We believe the businesses are worth ~$17m in our base case scenario:

- SBS- Balancer: 1 x Sales, $10m
- Accuity- Measurement: 1 x Sales, $2m
- Xact- Measurement: 2-3 x Sales, $4-6m

We believe Schmitt today is worth $23m based on $2m cash, $2m excess working capital, $2m investment real estate, $10m for SBS, $2m for Accuity, and $5m for Xact, providing 130% upside to the current valuation.



### *EBITDA*

EBITDA doesn't reflect the true earnings power for the core balancer businesses because the segment has been mismanaged for years. Our diligence and discussions with informed contacts suggest that SBS alone could generate $15-20m in sales and $2-3m in EBITDA through straightforward operational improvements. If performance at SBS improves as expected, we believe the Accuity and Xact should be sold to focus on the SBS business. The Accuity and Xact business are sub-scale and are unlikely to generate meaningful cash flows, but they would still have value to a strategic acquirer.

Schmitt's value under this scenario would easily exceed $20m, with $12-18m in value coming from the SBS business (assuming a 6x EV/EBITDA multiple), $2m in cash, $2m in working capital, and $2m in investment real estate and an extra $2m+ coming from the sale of the non-core businesses.

# Schmitt Industries

### *The Founding Family*

Schmitt was founded by Wayne Case in the late 1980's and went public in the late 1990's. Wayne Case remained CEO until 2013 and a board member until 2016. His son, David Case, recently took over as CEO. Since David Schmitt has been Schmitt's VP of Operations since 1996, we believe he is unlikely to change the strategic or operational direction of the company.

Wayne originally held 23%+ of Schmitt's shares, but he received margin calls when the company's stock declined and was forced to sell his shares to Mr. Walter Brown Pistor, a friend of the Case family. Members of the board have a long history with the Case family. 4 of 5 board members have been on the board for 11+ years and 2 members having been in senior roles at the company or on the board since 1996.

### *Business*

From Schmitt's 10-k: Schmitt Industries, Inc. (the Company), an Oregon corporation, designs, manufactures and sells high precision test and measurement products for two main business segments: the Balancer segment and the Measurement segment. The Company's principal product line for the Balancer segment is the Schmitt Dynamic Balance System (SBS), which consists of a vibration sensor, a computer control unit, and a balance head that is placed either externally on the



grinding wheel spindle with the use of a spindle mounted adaptor or internally inside the spindle bore. The Company's principal product lines for the Measurement segment are the Acuity and Xact product lines. Within the Acuity line, the Company designs, manufactures and sells laser and white light sensors for fast and accurate distance, dimensional and area measurement in a wide variety of commercial applications. Within the Xact product line, the Company designs, manufactures and sells ultrasonic measurement products that accurately measure the fill levels of tanks holding propane, diesel and other tank-based liquids and transmit that data via satellite to a secure web site for display.

### *Competition*
From Schmitt's 10-k: Competitors in the Balancer segment primarily come from Germany and Italy. These competitors produce electromechanical and water balancers and process control products similar to SBS. The Company's primary competitors are Marposs S.p.A., Balance Systems S.r.l. and MPM Micro Prazision Marx GmbH. The market for the Acuity products is extremely competitive, characterized by rapidly changing technology, and includes multinational competitors. Company pricing is intended to obtain market share and meet competitive supplier prices. Competitors offer a range of approaches to reading tank levels and different options for communicating those readings. Xact offers an ultrasonic sensor that is designed for accuracy in a range of tank applications and gauge readers that utilize existing tank gauges. Xact utilizes satellite communications for transmitting tank fill level data. Competitors include, but are not limited to, Independent Technologies, Inc. (Wesroc), NasCorp (SkyTracker), WACnGO, Silicon Controls, TankLink, Centeron, TankScan, Enertrac, SkyBitz and Tankutility.

### *Real Estate*
Schmitt owns ~40k square feet of real estate in the Pearl District of Portland, Oregon. ~10k square feet is investment real estate not tied to operations and could be sold for $2-3m. The remaining real estate is part of the business and is worth an estimated $5-6m. While this real estate is necessary for the company's operations, Schmitt could potentially relocate these businesses to lower cost areas outside of Portland and sell the Pearl District real estate, netting an estimate of $3m after relocation and property costs. This upside is not factored into our valuation.

As mentioned above, Schmitt recently pulled the investment real estate off the market after David Hudson stepped down as CEO in 2018. The official reason for the change in plans was poor "market conditions", but our diligence leads us to



believe that management is holding out for potential zoning changes that may make the real estate more valuable in the future.

We believe Schmitt should take advantage of the strong real estate market and sell immediately. Cap rates are at generational lows and it's uncertain how long the current environment will last. We have urged the board (unsuccessfully so far) to commit publicly to a timeline for disposing of the real estate and implementing a plan to return capital to shareholders.

### *Board of Directors*
We believe the board is in dire need of a refreshment. The current board is stagnant and has not been held accountable for decades of destroying shareholder value. 4 out of 5 members have been on the board for 11+ years, and they own only 9% of the stock (6% of which came through them through options awarded despite the ongoing value destruction). We believe the main prerequisite for a seat on Schmitt's Board is unquestionable fidelity to the founding family, as has been shown over the years.



**SMIT is down 93% under current management and legacy board member**

David Case, son of the founder, is appointed VP of Operations in 1996
- Stock is down 93% since his leadership appointment
- He was recently appointed CEO and Schmitt moral is also now at an all time-low

Maynard Brown has been a director since 1992, also overseeing this decline





**SMIT is down 65% under current Chairman**

Michael Ellsworth and David Hudson are appointed directors in April 2006
- Stock is down 65% under their leadership

## Recent Earnings

The company has trumpeted its recent earnings release as proof management is putting Schmitt on the right path. However, 1 quarter of non-negative earnings is not enough to undo five years of losses and zero accountability. Schmitt's markets are cyclical, and the Company should have generated robust earnings through the economic expansion as it took advantage of increasing demand and the operating leverage inherent in its business. It's not enough to generate a single quarter of marginally positive earnings 9 years into the second-longest economic expansion in U.S. history. We believe the lack of performance comes from the inefficient management of expenses and working capital and are fixable if new management is installed.

## Take Private?

Schmitt is a subscale company that may benefit from a merger or partnership with another company. Schmitt's public company costs – DNO insurance, director pay (which is high relative to comps), exchange listing costs, transfer agent costs, SEC filing fees, etc. – are estimated to be $500-800k, which is meaningful in light of the company's $10m market cap and negligible profitability. Schmitt should seriously review any inbound interest from strategic or financial buyers.



# Major Shareholders

The top three owners are GAMCO (17.5%), Walter Pistor (12.7%), and Sententia Capital (7.5%). Insiders, including CEO David Case, own 9% of the shares. Aside from management, we believe most shareholders are retail investors and long-term holders of Schmitt. We believe shareholders are frustrated after years of dismal performance and are ready for change.

The suffering of long-term shareholders is best represented by Mr. Pistor, who purchased 509,331 shares for $2 per share in 2004. <u>14 years later</u>, Mr. Pistor's shares remained near the $2 entry price until the announcement of Sententia's position in the company. To add insult to injury, Mr. Pistor's stake was diluted by the company's recent rights offering.

# Keys to unlocking value
*Improved Corporate Governance*

### Improved Corporate Governance
Improving accountability on the board level is key to unlocking value at Schmitt. With so many years under the influence of the family, the board appears reluctant to take decisive action to increase shareholder value. We believe shareholders must refresh the board so that Schmitt can conduct a proper review of strategic alternatives, including but not limited to, selling the company, divesting the investment real estate, improving the cost structure of the business, and divesting Accuity and Xact.

# The Bear Case
*Unprofitability, Cyclicality, Size*

### Unprofitability
The bear case is that the company continues the unprofitable growth of the past. If the businesses truly proved to be unsalvageable, investors would still receive the protection of the $2m in excess cash, $2m in excess working capital, $2 million in investment real estate and $5 million in operational real estate, which together total $11 million and fully cover the company's market cap.



***Cyclicality***

Schmitt's revenue is correlated to the demand in the industrial tooling space, which is highly cyclical. We again point investors to the balance sheet for protection and would further highlight that we have used reasonably conservative multiples for valuing Schmitt's businesses. With the proper leadership in place, we believe Schmitt's shares have meaningful upside even in a down cycle.

***Size***

Schmitt is too small a company for institutional investors and therefore will never attract a reasonable valuation in the public markets. We believe Schmitt will generate returns not through a re-rating in the public markets, but through either (i) a sale of the entire business or (ii) operational improvements and divestitures of non-core assets and segments coupled with a return of capital to shareholders. The private market value for Schmitt's businesses is significantly higher than its public market valuation given the removal of public company costs and synergies with strategic buyers.

## Key Risks

*Management and Execution*

The key risks will be the board and execution. Our goal is to add to the board two highly-qualified independent directors who are committed to maximizing shareholder value. We believe that change at the board level is needed to ensure the company does not spend its cash chasing profitless growth and properly evaluates all strategic alternatives, and generally to increase accountability and oversight of strategy and execution.



# Sententia Capital Management

Sententia Capital Management is a value investing based capital management firm. **Our goal is to create and grow generational wealth for our partners.**

The firm manages a long-centric, concentrated, market and capital agnostic equities fund with an opportunistic mindset to manage short-medium term volatility while capitalizing on long-term appreciation.

We believe that a value-based approach to investing, enhanced by the use of derivatives and steeped in a culture of patience and discipline, is the most effective way to preserve capital in the short term and to grow wealth over the long- term. We perform detailed analytical and fundamental work prior to making an investment. This analysis includes detailed financial analysis, industry dynamics, meetings with management when possible, and an understanding of technical factors that may affect the prices of the securities. The Fund may employ derivative applications. We will seek to maximize portfolio liquidity by investing in securities where there is an active market.

**Michael Zapata, Founder, CIO**
Mr. Zapata is founder and general partner of Sententia Capital. He received his B.S. from Texas A&M University and was commissioned as a Naval Officer in May of 2001. Throughout his time in the Navy, Michael served as a Navy SEAL officer and deployed seven times during the Global War on Terrorism. Following his last command at the Naval Special Warfare Development Group, Michael transitioned out of the military to attend Columbia Business School in 2011. There he was accepted into The Heilbrunn Center for Graham and Dodd Investing and earned his master's degree with a focus on investment management. Upon completion of his MBA, Michael formed Sententia Capital Management.



SEC Legend

**CERTAIN INFORMATION CONCERNING THE PARTICIPANTS**

Sententia Capital Management, LLC, together with the other participants named herein (collectively, "Sententia"), intends to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2018 annual meeting of shareholders of Schmitt Industries, Inc., an Oregon corporation ("SMIT" or the "Company").

SENTENTIA STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the proxy solicitation are anticipated to be Sententia Group, LP, a Delaware limited partnership ("Sententia Group"), Sententia Capital Management, LLC, a Delaware limited liability company ("Sententia Capital"), Michael R. Zapata and Andrew P. Hines.

As of the August 24, 2018, Sententia Group beneficially owns 323,937 shares of common stock, no par value, of the Company (the "Common Stock"), representing approximately 8.1% of the outstanding shares of Common Stock.  Sententia Capital, as the general partner of Sententia Group, may be deemed to beneficially own the 323,937 shares of Common Stock owned by Sententia Group.  Mr. Zapata, as the Managing Member of Sententia Capital, may be deemed to beneficially own the 323,937 shares of Common Stock owned by Sententia Group.  Mr. Hines does not beneficially own any shares of Common Stock.

